IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD CONSOLIDATING AN EMERGING NEW GOLD DISTRICT ANCHORED BY ROSEBEL

Exploration rights granted to Brokolonko property near Saramacca

Toronto, Ontario, January 24, 2018 - IAMGOLD Corporation ("IAMGOLD" or the "Company") has signed an agreement with the Government of Suriname whereby it has been granted the exploration rights to the Brokolonko property. The property is located approximately 30 kilometres from the Rosebel mill in Suriname and just northwest of the previously acquired Saramacca property and the Sarafina property optioned to IAMGOLD. Unlike Saramacca and Sarafina, IAMGOLD has not acquired Brokolonko from a third party, but has instead secured the rights to exploration directly from the Government of Suriname. (See attached map).

"Securing the exploration rights to Brokolonko cements another step in our strategy to consolidate prospective land packages within the vicinity of the Rosebel Mine," said Steve Letwin, IAMGOLD's President and CEO. "It was just last September that we announced an initial resource estimate for Saramacca a year following its acquisition, and are now working towards an initial production start in 2019. Brokolonko, which we believe is located on the same mineralization trend as Saramacca, could yield another source of higher grade, softer rock that would further extend the life of Rosebel and further improve its cost profile. Having access to numerous concessions around Rosebel presents an opportunity to add years to the life of the Rosebel mine, and is allowing us to consolidate an emerging new gold district anchored by Rosebel that is mutually beneficial to IAMGOLD and the Republic of Suriname."

The Brokolonko property is the third property that IAMGOLD has secured within the Unincorporated Joint Venture "UJV" area as defined in the Agreement with the Government of Suriname announced on April 15, 2013. The UJV area is a circular area, excluding the Rosebel concession, which extends 45 kilometres from the Rosebel mill and comprises approximately 6,200 square kilometres. Under the Agreement the Government of Suriname has the option of taking a 30% participating interest in any of the properties falling under the jurisdiction of the UJV agreement, with IAMGOLD retaining the other 70%.

The Brokolonko property, comprising approximately 105 km^2, has a history of episodic small scale mining activity dating back to the 1960's. Regionally, the area has been explored since the 1990's, principally by Golden Star Resources and later as a joint venture between Golden Star and Newmont Mining. Much of that work focused on what was delineated as the Anomaly M Trend on the Saramacca concession. Reconnaissance work and geochemical auger sampling programs undertaken by predecessors in the general northwest extension identified a series of gold anomalies on both the Sarafina and Brokolonko properties. To date the Brokolonko property has been tested by limited drilling.

Next Steps

The Brokolonko property will require significant future exploration to confirm the presence of mineralization and to advance it to a resource stage. In the coming months, geological compilation and mapping will be initiated, along with auger geochemistry to confirm the location and intensity of historical gold anomalies identified by predecessors. To support this targeting effort, an airborne magnetic and Versatile Time Domain Electromagnetic survey is scheduled to begin in mid-February for completion by the end of March. The survey will cover the Saramacca structural corridor interpreted to extend from the Saramacca concession northwest through the Sarafina and Brokolonko concessions, a distance of approximately 15 kilometres. Targets arising from this initial phase of exploration will be prioritized for follow up by a 'first pass' reverse circulation drilling program to be planned following the initial work program.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, all-in sustaining costs and other cost estimates, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources and mineral reserves, exploration results, life-of-mine estimates and potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "prospective", "significant", "significant potential", "substantial", transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as mineral resources and mineral reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Qualified Person Information
The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile: (416) 670-3815

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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Rosebel: Consolidating Prospective Land Packages Surrounding Mill

Legend
- ☐ Mining Pit
- ☐ RGM Owned Concession
- ☐ Limit of UJV agreement
- ☐ Third party owned concession
- ● Gold prospect/deposit outside of mine lease

Anjoemara
Lef
Charmagne 1
Charmagne 2
Charmagne W
RGM Mining Lease
RGM Mill
Thunder Mountain
Headley's Reef
Saramacca
Sarafina
Brokolonko

14 km
25 km
27 km

Overman Deposit
Saramacca Deposit
Sarafina Concession
Brokolonko Concession

20 km